UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LANDRY’S RESTAURANTS, INC.

(Name of the Issuer)

Landry’s Restaurants, Inc.

Fertitta Group, Inc.

Fertitta Merger Co.

Tilman J. Fertitta

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51508L 10 3

(CUSIP Number of Class of Securities)

Tilman J. Fertitta

Chairman of the Board, Chief

Executive Officer and President

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Arthur S. Berner Haynes and Boone, LLP 1221 McKinney, Suite 2100 Houston, Texas 77010 (713) 547-2526	Steve Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300	Dennis J. Block William P. Mills Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-5555

This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) ☐	The filing of a registration statement under the Securities Act of 1933.

(c) ☐	A tender offer.

(d) ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$180,444,910	$11,199

*	Calculated solely for the purpose of determining the filing fee.

**	The transaction valuation is determined based upon the sum of (a) the product of (i) 7,341,052 shares of Landry’s common stock that are proposed to be converted into the right to receive merger consideration and (ii) the merger consideration of $24.50 per share of Landry’s common stock and (b) an aggregate of $589,136 expected to be paid upon the cancellation of outstanding options having an exercise price less than $24.50 per share ((a) and (b) together, the “Total Consideration”). The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s latest Fee Advisory, was determined by multiplying the Total Consideration by the applicable fee at the time of payment.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:	$5,999 and $5,200
(2) Form, Schedule or Registration Statement No.:		Schedule 14A and Amendment No. 1 thereto
(3) Filing Party:	Landry’s Restaurants, Inc.
(4) Date Filed:	December 1, 2009 and July 2, 2010

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s,” the “Company,” “we,” “our,” “ours,” and “us”), the issuer of the common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Fertitta Group, Inc. (“Parent”), (3) Fertitta Merger Co. (“Merger Sub”), and (4) Tilman J. Fertitta, our Chairman of the Board of Directors, President and Chief Executive Officer (“Mr. Fertitta”). This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 3, 2009, that we entered into with Parent, Merger Sub, and, for certain limited purposes, Mr. Fertitta (the “Original Merger Agreement”), as amended by that First Amendment to Agreement and Plan of Merger, dated as of May 23, 2010 (the “First Amended Merger Agreement”), and that Second Amendment to Agreement and Plan of Merger, dated as of June 20, 2010 (the “Second Amended Merger Agreement” and collectively with the “Original Merger Agreement” and the “First Amended Merger Agreement,” the “Merger Agreement”). We are sometimes referred to collectively along with Parent, Merger Sub, and Mr. Fertitta as the “Filing Persons.”

If the Merger is consummated, Merger Sub will be merged with and into us, and we will continue as the surviving corporation (the “Surviving Corporation”) (such transaction, the “Merger”) and Parent will own all of our common stock. All of the common stock of Parent will be owned by Mr. Fertitta. If the Merger Agreement is approved and the Merger is consummated, each share of our common stock (other than shares of our common stock owned by Parent or Merger Sub, shares owned by stockholders who properly exercise dissenters’ rights of appraisal under Delaware law or shares of our common stock held in treasury by us) will be cancelled and converted automatically into the right to receive $24.50 in cash, without interest. If the Merger is consummated, each outstanding option to purchase shares of our common stock will, except as otherwise provided by the terms of the plan governing such option, become fully vested to the extent not already vested. At the effective time of the Merger, all outstanding and unexercised options having an option exercise price of less than $24.50 will be cancelled and the holder of each such cancelled option will be entitled to receive a cash payment (subject to applicable withholding taxes) equal to the number of shares of our common stock subject to the cancelled option multiplied by the amount by which $24.50 exceeds the option exercise price, without interest, except that all options owned by Mr. Fertitta that remain unexercised at the effective time of the Merger will be cancelled and he will not receive any cash or consideration for his unexercised options. All options having an exercise price equal to or greater than $24.50 will be cancelled without payment of any consideration therefor. In addition, each share of restricted stock will be treated in the same manner as other shares of outstanding common stock and will be cancelled and converted automatically into the right to receive $24.50 in cash without interest, except that Mr. Fertitta’s shares of restricted stock will be contributed to Parent immediately prior to the effective time of the Merger and cancelled and he will not receive any cash or consideration for his shares of restricted stock.

Concurrently with the filing of this Transaction Statement, we are filing with the SEC Amendment No. 2 to a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the special meeting of our stockholders at which our stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement. The affirmative vote of both (i) a majority of the outstanding shares of our common stock not owned by Parent, Merger Sub, Mr. Fertitta, and any of the other Defendants named in the lawsuit entitled Louisiana Municipal Police Employees’ Retirement System, on behalf of itself and all other similarly situated shareholders of Landry’s Restaurants, Inc. and derivatively on behalf of nominal defendant Landry’s Restaurants, Inc. v. Tilman J. Fertitta, et al., C.A. No. 4339-VCL, in the Court of Chancery of the State of Delaware, or any of their respective affiliates and voted at the special meeting (the “Majority of the Minority Approval”) (for purposes of this calculation, abstentions will not be considered shares voted at the special meeting) and (ii) a majority of the outstanding shares of our common stock, is required to approve the Merger Agreement. As of the date hereof, Mr. Fertitta beneficially owns approximately 56.9% of our common stock and has agreed to vote the 5,731,481 shares owned beneficially or of record by him and his affiliates as of June 16, 2008, plus up to the first 300,000 shares acquired upon exercise of his outstanding options, provided all such shares are held as of the record date for the special meeting, in favor of the adoption of the merger agreement and the approval of the merger and any actions required in furtherance thereof, as the merger agreement may be modified or amended from time to time. Mr. Fertitta further agreed that, at the special meeting or any other meeting of our stockholders, however called, and in any action by written consent of our stockholders, he will vote, or cause to be voted, 3,162,674 shares, plus up to the next 500,000 shares acquired upon exercise of his outstanding options, then owned beneficially or of record by him and his affiliates, as of the record date for such meeting or consent, in such proportion as reflects the manner in which the shares owned by our stockholders other than Mr. Fertitta and his affiliates are actually voted (with abstentions counted as “no” votes for purposes of calculating how such shares of Mr. Fertitta and his affiliates are voted), with respect to (1) the adoption of the merger agreement and the approval of the merger and any actions required in furtherance thereof, as the merger agreement may be modified or amended from time to time, and (2) any Acquisition Proposal (as defined in the merger agreement) that results in the termination of the merger agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

Item 1	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The address and telephone number of our principal executive offices under the caption “Summary Term Sheet—The Parties to the Merger” are incorporated herein by reference. Our name under the caption “Summary Term Sheet” is incorporated by reference.

(b) Securities. The number of shares of our common stock under the caption “Questions and Answers about the Special Meeting and the Merger—Who is entitled to vote at the special meeting” is incorporated by reference.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” and “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” and “Special Factors—Financing of the Merger” are incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” and “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Parties to the Transaction”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

“Important Information Regarding the Parties to the Transaction”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

“Important Information Regarding the Parties to the Transaction”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting”

“Special Factors”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“The Merger Agreement—Treatment of Options and Restricted Stock”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Expense Reimbursement; Reverse Termination Fee”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Appraisal Rights of Stockholders”

“Appraisal Rights”

Annex E—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in our Annual Report on Form 10-K for the years ended December 31, 2008 and December 31, 2009, as amended, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Other Important Information Regarding Us”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us After the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“The Special Meeting—Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of Options and Restricted Stock”

“The Merger Agreement—Payment for the Shares of Our Common Stock”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Effects of the Merger”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us After the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Moelis & Company”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us After the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

Annex D—Opinion of Moelis & Company, dated May 23, 2010

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Moelis & Company”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us After the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses of the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

Annex D—Opinion of Moelis & Company, dated May 23, 2010

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Moelis & Company”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us After the Merger”

“The Special Meeting—Our Board Recommendation”

Annex D—Opinion of Moelis & Company, dated May 23, 2010

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Moelis & Company”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us After the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

Annex D—Opinion of Moelis & Company, dated May 23, 2010

(c) Approval of Security Holders. Both (i) the Majority of the Minority Approval and (ii) the affirmative vote of a majority of the outstanding shares of our common stock, is required to approve the Merger Agreement. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

“The Special Meeting—Vote Required”

“The Special Meeting—Voting of Proxies”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors— Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Opinion of Moelis & Company”

Annex D—Opinion of Moelis & Company, dated May 23, 2010

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a) Reports, Opinions, Appraisals and Negotiations. The reports attached as Exhibits (c)(1) and (c)(2) hereof, as well as the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Opinion of Moelis & Company”

“Special Factors—Projected Financial Information”

Annex D—Opinion of Moelis & Company, dated May 23, 2010

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Moelis & Company”

Annex D—Opinion of Moelis & Company, dated May 23, 2010

(c) Availability of Documents. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses of the Merger”

“Special Factors—Regulatory Approvals”

“The Special Meeting—Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Moelis & Company”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Special Committee”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes, Reasons and Plans for Us After the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Second Amendment to Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Us—Security Ownership of Parent and Merger Sub”

“Important Information Regarding the Parties to the Transaction”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“The Special Meeting—Our Board Recommendation”

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Information. The audited consolidated financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2008 and December 31, 2009, as amended, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Us—Selected Historical Consolidated Financial Data”

“Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases”

“Other Important Information Regarding Us—Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding Us—Book Value Per Share”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies and Expenses”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Fees and Expenses of the Merger”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies and Expenses”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Fees and Expenses of the Merger”

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1) Proxy Statement filed with the SEC on July 30, 2010 (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(a)(2) Form of Proxy Card, filed with the SEC along with the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(a)(3) Form of Letter to Stockholders filed with the SEC along with the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(b)(1) First Lien Credit Agreement dated as of June 14, 2007, by and among Golden Nugget, Inc., Wachovia Bank, National Association and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report for the period ended June 30, 2007).

(b)(2) Second Lien Credit Agreement dated as of June 14, 2007, by and among Golden Nugget, Inc., Wachovia Bank, National Association and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report for the period ended June 30, 2007).

(b)(3) Second Amended and Restated Credit Agreement effective as of November 30, 2009, by and among Landry’s Restaurants, Inc., Wells Fargo Foothill, LLC, Jefferies Finance LLC and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.53 to the Company’s Annual Report for the period ended December 31, 2009).

(b)(4) Amendment Number One to Second Amended and Restated Credit Agreement dated as of April 23, 2010, by and among Landry’s Restaurants, Inc., Wells Fargo Capital Finance, LLC, Jefferies Finance LLC and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report for the period ended March 31, 2010).

(b)(5) Indenture for the 11 5/8% Senior Secured Notes due 2015 dated November 30, 2009, among Landry’s Restaurants, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed on February 12, 2010).

(b)(6) First Supplemental Indenture for the 11 5/8% Senior Secured Notes due 2015 dated April 22, 2010, among Landry’s Restaurants, Inc., the guarantors named therein and Wilmington Trust FSB (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report for the period ended March 31, 2010).

(c)(1) Fairness Opinion of Moelis & Company, dated November 3, 2009 (incorporated herein by reference to Annex B to the Schedule 14A filed on December 1, 2009).

†(c)(2) Presentation of Moelis & Company to the Special Committee of the Board of Directors, dated November 3, 2009.

(c)(3) Fairness Opinion of Moelis & Company, dated May 23, 2010, attached as Annex D to the Proxy Statement (incorporated by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

*(c)(4) Presentation of Moelis & Company to the Special Committee of the Board of Directors, dated May 23, 2010.

(c)(5) Fairness Opinion of Cowen and Company, LLC, dated June 15, 2008 (incorporated herein by reference to Annex C to the Schedule 14A filed January 5, 2009).

(c)(6) Fairness Opinion of Cowen and Company, LLC, dated October 18, 2008 (incorporated herein by reference to Annex D to the Schedule 14A filed January 5, 2009).

(c)(7) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated May 12, 2008 (incorporated herein by reference to Exhibit (c)(2) to Amendment No. 1 to the Schedule 13E-3 filed August 22, 2008).

(c)(8) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated June 12, 2008 (incorporated herein by reference to Exhibit (c)(3) to Amendment No. 1 to the Schedule 13E-3 filed August 22, 2008).

(c)(9) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated June 15, 2008 (incorporated herein by reference to Exhibit (c)(4) to the Schedule 13E-3 filed July 17, 2008).

(c)(10) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated October 13, 2008 (incorporated herein by reference to Exhibit (c)(6) to Amendment No. 4 to the Schedule 13E-3 filed November 7, 2008).

(c)(11) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated October 18, 2008 (incorporated herein by reference to Exhibit (c)(7) to Amendment No. 4 to the Schedule 13E-3 filed November 7, 2008).

(c)(12) Presentation of Cowen and Company, LLC to Financial Advisors of Tilman J. Fertitta, dated June 2, 2008 (incorporated herein by reference to Exhibit (c)(5) to Amendment No. 1 to the Schedule 13E-3 filed August 22, 2008).

(c)(13) Presentation of Cowen and Company, LLC to Financial Advisors of Tilman J. Fertitta as provided to the Special Committee of the Board of Directors on June 3, 2008 (incorporated herein by reference to Exhibit (c)(6) to Amendment No. 1 to the Schedule 13E-3 filed August 22, 2008).

(c)(14) Snyder Valuation, dated April 30, 2008 (Portions of this exhibit have been omitted pursuant to a grant of confidential treatment in accordance with Section II.D.5. of Staff Legal Bulletin No. 1) (incorporated herein by reference to Exhibit (c)(10) to Amendment No. 4 to the Schedule 13E-3 filed November 7, 2008).

(d)(1) Agreement and Plan of Merger by and among us, Fertitta Group, Inc., Fertitta Merger Co. and, for certain limited purposes, Tilman J. Fertitta attached as Annex A to the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(d)(2) Equity Commitment Letter, dated November 3, 2009, between Tilman J. Fertitta and Fertitta Group, Inc. (incorporated herein by reference to Exhibit 99.2 to Tilman J. Fertitta’s Schedule 13D/A filed on November 4, 2009).

(d)(3) First Amendment to Agreement and Plan of Merger by and among us, Fertitta Group, Inc., Fertitta Merger Co. and, for certain limited purposes, Tilman J. Fertitta attached as Annex B to the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

*(d)(4) First Equity Commitment Amendment, dated May 23, 2010, between Tilman J. Fertitta and Fertitta Group, Inc.

(d)(5) Second Amendment to Agreement and Plan of Merger by and among us, Fertitta Group, Inc., Fertitta Merger Co. and, for certain limited purposes, Tilman J. Fertitta attached as Annex C to the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

*(d)(6) Second Equity Commitment Amendment, dated June 20, 2010, between Tilman J. Fertitta and Fertitta Group, Inc.

(d)(7) Voting Agreement, dated as of June 20, 2010, by and among Landry’s Restaurants, Inc., Pershing Square Capital Management, L.P. and Pershing Square GP, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 22, 2010).

(d)(8) Voting Agreement, dated as of June 20, 2010, by and between Landry’s Restaurants, Inc. and Richard T. McGuire (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 22, 2010).

(e) None.

(f)(1) Section 262 of the Delaware General Corporation Law, attached as Annex E to the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(g) None.

(h) None.

†	Previously filed on December 1, 2009.
*	Previously filed on July 2, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2010	LANDRY’S RESTAURANTS, INC.

	By:	/s/ STEVEN L. SCHEINTHAL
	Name:	Steven L. Scheinthal
	Title:	Executive Vice President, General Counsel and Secretary

Dated: July 30, 2010	FERTITTA GROUP, INC.

	By:	/s/ TILMAN J. FERTITTA
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: July 30, 2010	FERTITTA MERGER CO.

	By:	/s/ TILMAN J. FERTITTA
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: July 30, 2010	TILMAN J. FERTITTA

/S/ TILMAN J. FERTITTA

EXHIBIT INDEX

(a)(1) Proxy Statement filed with the SEC on July 30, 2010 (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(a)(2) Form of Proxy Card, filed with the SEC along with the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(a)(3) Form of Letter to Stockholders filed with the SEC along with the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(b)(1) First Lien Credit Agreement dated as of June 14, 2007, by and among Golden Nugget, Inc., Wachovia Bank, National Association and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report for the period ended June 30, 2007).

(b)(2) Second Lien Credit Agreement dated as of June 14, 2007, by and among Golden Nugget, Inc., Wachovia Bank, National Association and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report for the period ended June 30, 2007).

(b)(3) Second Amended and Restated Credit Agreement effective as of November 30, 2009, by and among Landry’s Restaurants, Inc., Wells Fargo Foothill, LLC, Jefferies Finance LLC and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.53 to the Company’s Annual Report for the period ended December 31, 2009).

(b)(4) Amendment Number One to Second Amended and Restated Credit Agreement dated as of April 23, 2010, by and among Landry’s Restaurants, Inc., Wells Fargo Capital Finance, LLC, Jefferies Finance LLC and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report for the period ended March 31, 2010).

(b)(5) Indenture for the 11 5/8% Senior Secured Notes due 2015 dated November 30, 2009, among Landry’s Restaurants, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed on February 12, 2010).

(b)(6) First Supplemental Indenture for the 11 5/8% Senior Secured Notes due 2015 dated April 22, 2010, among Landry’s Restaurants, Inc., the guarantors named therein and Wilmington Trust, FSB (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report for the period ended March 31, 2010).

(c)(1) Fairness Opinion of Moelis & Company, dated November 3, 2009 (incorporated herein by reference to Annex B to the Schedule 14A filed on December 1, 2009).

†(c)(2) Presentation of Moelis & Company to the Special Committee of the Board of Directors, dated November 3, 2009.

(c)(3) Fairness Opinion of Moelis & Company, dated May 23, 2010, attached as Annex D to the Proxy Statement (incorporated by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

*(c)(4) Presentation of Moelis & Company to the Special Committee of the Board of Directors, dated May 23, 2010.

(c)(5) Fairness Opinion of Cowen and Company, LLC, dated June 15, 2008 (incorporated herein by reference to Annex C to the Schedule 14A filed January 5, 2009).

(c)(6) Fairness Opinion of Cowen and Company, LLC, dated October 18, 2008 (incorporated herein by reference to Annex D to the Schedule 14A filed January 5, 2009).

(c)(7) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated May 12, 2008 (incorporated herein by reference to Exhibit (c)(2) to Amendment No. 1 to the Schedule 13E-3 filed August 22, 2008).

(c)(8) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated June 12, 2008 (incorporated herein by reference to Exhibit (c)(3) to Amendment No. 1 to the Schedule 13E-3 filed August 22, 2008).

(c)(9) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated June 15, 2008 (incorporated herein by reference to Exhibit (c)(4) to the Schedule 13E-3 filed July 17, 2008).

(c)(10) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated October 13, 2008 (incorporated herein by reference to Exhibit (c)(6) to Amendment No. 4 to the Schedule 13E-3 filed November 7, 2008).

(c)(11) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated October 18, 2008 (incorporated herein by reference to Exhibit (c)(7) to Amendment No. 4 to the Schedule 13E-3 filed November 7, 2008).

(c)(12) Presentation of Cowen and Company, LLC to Financial Advisors of Tilman J. Fertitta, dated June 2, 2008 (incorporated herein by reference to Exhibit (c)(5) to Amendment No. 1 to the Schedule 13E-3 filed August 22, 2008).

(c)(13) Presentation of Cowen and Company, LLC to Financial Advisors of Tilman J. Fertitta as provided to the Special Committee of the Board of Directors on June 3, 2008 (incorporated herein by reference to Exhibit (c)(6) to Amendment No. 1 to the Schedule 13E-3 filed August 22, 2008).

(c)(14) Snyder Valuation, dated April 30, 2008 (Portions of this exhibit have been omitted pursuant to a grant of confidential treatment in accordance with Section II.D.5. of Staff Legal Bulletin No. 1) (incorporated herein by reference to Exhibit (c)(10) to Amendment No. 4 to the Schedule 13E-3 filed November 7, 2008).

(d)(1) Agreement and Plan of Merger by and among us, Fertitta Group, Inc., Fertitta Merger Co. and, for certain limited purposes, Tilman J. Fertitta attached as Annex A to the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(d)(2) Equity Commitment Letter, dated November 3, 2009, between Tilman J. Fertitta and Fertitta Group, Inc. (incorporated herein by reference to Exhibit 99.2 to Tilman J. Fertitta’s Schedule 13D/A filed on November 4, 2009).

(d)(3) First Amendment to Agreement and Plan of Merger by and among us, Fertitta Group, Inc., Fertitta Merger Co. and, for certain limited purposes, Tilman J. Fertitta attached as Annex B to the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

*(d)(4) First Equity Commitment Amendment, dated May 23, 2010, between Tilman J. Fertitta and Fertitta Group, Inc.

(d)(5) Second Amendment to Agreement and Plan of Merger by and among us, Fertitta Group, Inc., Fertitta Merger Co. and, for certain limited purposes, Tilman J. Fertitta attached as Annex C to the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

*(d)(6) Second Equity Commitment Amendment, dated June 20, 2010, between Tilman J. Fertitta and Fertitta Group, Inc.

(d)(7) Voting Agreement, dated as of June 20, 2010, by and among Landry’s Restaurants, Inc., Pershing Square Capital Management, L.P. and Pershing Square GP, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 22, 2010).

(d)(8) Voting Agreement, dated as of June 20, 2010, by and between Landry’s Restaurants, Inc. and Richard T. McGuire (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 22, 2010).

(e) None.

(f)(1) Section 262 of the Delaware General Corporation Law, attached as Annex E to the Proxy Statement (incorporated herein by reference to Amendment No. 2 to the Schedule 14A filed on July 30, 2010).

(g) None.

(h) None.

†	Previously filed on December 1, 2009.
*	Previously filed on July 2, 2010.